Exhibit 12.1

EAST WEST BANCORP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ending December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Income before tax	$425,850	$425,592	$383,334	$255,909	$104,722
Fixed charges
Interest expense	48,996	56,273	70,312	84,380	107,652
Estimate of interest within rental expense	8,731	8,594	7,605	7,744	5,014
Preferred dividends	4,947	10,361	10,719	34,340	24,784
Fixed charges and preferred dividend, excluding interest on deposits	$62,674	$75,228	$88,636	$126,464	$137,450
Interest on deposits	63,496	75,895	107,110	116,737	129,477
Fixed charges and preferred dividend, including interest on deposits	$126,170	$151,123	$195,746	$243,201	$266,927
Total earnings, fixed charges and preferred dividends, excluding interest on deposits	488,524	500,820	471,970	382,373	242,172
Total earnings, fixed charges and preferred dividends, including interest on deposits	552,020	576,715	579,080	499,110	371,649
Ratio of Earnings to Fixed Charges and Preferred Dividends
Excluding interest on deposits	7.79	6.66	5.32	3.02	1.76
Including interest on deposits	4.38	3.82	2.96	2.05	1.39